BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Institutional Trust Company, National Association*
 SpiderRock Advisors, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Fund Advisors
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.